Filed Pursuant to Rule 424(b)(2)

Registration Nos. 333-132370 and 333-132370-01

CALCULATION OF REGISTRATION FEE

Class of securities offered	Aggregate offering price	Amount of registration fee
Medium-Term Senior Notes, Series D	$3,500,000	$374.50(1)

(1) The filing fee of $374.50 is calculated in accordance with Rule 457(r) of the Securities Act of 1933. Pursuant to Rule 457(p) under the Securities Act of 1933, the $1,052,811.31 remaining of the filing fees previously paid with respect to unsold securities that were registered pursuant to a Registration Statement on Form S-3 (No. 333-119615) filed by Citigroup Global Markets Holdings Inc., a wholly owned subsidiary of Citigroup Inc., on October 8, 2004 is being carried forward, of which $374.50 is offset against the registration fee due for this offering and of which $1,052,436.81 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing Supplement No. 2006 – MTNDD031 Dated August 30, 2006

(To Prospectus Supplement Dated April 13, 2006 and Prospectus Dated March 10, 2006)

US$3,500,000 principal amount

Citigroup Funding Inc.

Medium-Term Notes, Series D

Payments Due from Citigroup Funding Inc. Fully and Unconditionally Guaranteed by Citigroup Inc.

Principal-Protected Notes Based Upon the Crude Oil Price Due 2008

•	We will not make any payments on the notes prior to maturity.

•	The notes will mature on September 5, 2008. You will receive at maturity, for each US$1,000 principal amount of notes you hold, an amount in cash equal to US$1,000 plus a supplemental return amount, which may be positive or zero.

•	The supplemental return amount will be based on the percentage change in the settlement price of the then current front-month light, sweet crude oil futures contract traded on the New York Mercantile Exchange from the date of this pricing supplement to the second business day before maturity.

•	If this settlement price has decreased, the supplemental return amount will be positive and will equal the product of (a) US$1,000 and (b) the percentage decrease in this settlement price, subject to a maximum return of 26%. Because of the maximum return, the supplemental return amount will not exceed $260 per note and the maturity payment will not exceed $1,260 per note.

•	If this settlement price has increased or has not changed, the supplemental return amount will be zero and the maturity payment will be $1,000 per note.

•	The notes will be issued in minimum denominations and integral multiples of US$1,000.

•	We will not apply to list the notes on any exchange.

Investing in the notes involves a number of risks. See “ Risk Factors Relating to the Notes” beginning on page PS-6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this prospectus, prospectus supplement and pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposits or savings accounts but are unsecured debt obligations of Citigroup Funding Inc. and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

	Per Note	Total
Public Offering Price	$1,000	$3,500,000
Agent’s Discount	$0	$0
Proceeds to Citigroup Funding Inc. (before expenses)	$1,000	$3,500,000

We expect that delivery of the notes will be made against payment therefor on or about September 6, 2006. Because the notes will not settle in T+3, purchasers who wish to trade the notes on the date hereof will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own investment advisor.

Citigroup

SUMMARY INFORMATION—Q&A

This summary includes questions and answers that highlight selected information from the accompanying prospectus and prospectus supplement and this pricing supplement to help you understand the Principal-Protected Notes Based Upon the Crude Oil Price Due 2008. You should carefully read the entire prospectus, prospectus supplement and pricing supplement to understand fully the terms of the notes, as well as the principal tax and other considerations that are important to you in making a decision about whether to invest in the notes. You should, in particular, carefully review the section entitled “Risk Factors Relating to the Notes,” which highlights a number of risks, to determine whether an investment in the notes is appropriate for you. All of the information set forth below is qualified in its entirety by the more detailed explanation set forth elsewhere in this pricing supplement and the accompanying prospectus supplement and prospectus.

What Are the Notes?

The notes are commodity-linked securities issued by Citigroup Funding Inc. that have a maturity of approximately two years. The notes pay an amount at maturity that will depend on the percentage change in the settlement price of the then current front-month light, sweet crude oil futures contract traded on the New York Mercantile Exchange (the “NYMEX”), which we refer to as the settlement price, from the date of this pricing supplement, which we refer to as the pricing date, to the second business day before maturity, which we refer to as the valuation date. The settlement price on the pricing date is $70.03. If the settlement price on the valuation date is higher than or equal to $70.03, the payment you receive at maturity will equal your initial investment in the notes. If the settlement price on the valuation date is lower than $70.03, the payment you receive at maturity will be greater than your initial investment in the notes. However, because the maximum price return limits the supplemental return amount you can receive at maturity to 26% of the principal amount of the notes, in no circumstances will the payment you receive at maturity be more than $1,260 per note.

The notes mature on September 5, 2008 and do not provide for earlier redemption by you or by us. The notes are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and the guarantee of any payments due under the notes will rank equally with all other unsecured and unsubordinated debt of Citigroup.

You may transfer the notes only in minimum denominations and integral multiples of US$1,000. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the notes in the form of a global certificate, which will be held by the Depository Trust Company or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the notes by individual investors. Accountholders in the Euroclear or Clearstream clearance systems may hold beneficial interests in the notes through the accounts that each of these systems maintains as a participant in DTC. You should refer to “Description of the Notes—Book-Entry System” in the accompanying prospectus supplement and the section “Description of Debt Securities—Book-Entry Procedures and Settlement” in the accompanying prospectus for further information.

What Does “Principal Protected” Mean?

“Principal Protected” means that your principal investment in the notes is not at risk at maturity of the notes regardless of the performance of the settlement price of the then current front-month crude oil futures contract over the term of the notes. However, if you sell your notes in the secondary market prior to maturity you may receive less than your initial investment as the notes are not principal-protected prior to maturity.

Will I Receive Interest on the Notes?

We will not make any periodic payments of interest on the notes or any other payments on the notes until maturity.

What Will I Receive at Maturity of the Notes?

The notes will mature on September 5, 2008. You will receive at maturity, for each US$1,000 principal amount of notes you hold, an amount in cash equal to US$1,000 plus a supplemental return amount, which may be positive or zero.

How Will the Supplemental Return Amount Be Calculated?

The supplemental return amount will be based on the amount by which the starting price exceeds the ending price, expressed as a percentage. The supplemental return amount will equal the product of (a) $1,000 and (b) the price return (defined below), provided that the supplemental return amount will not be less than zero.

The price return, which is presented in this pricing supplement as a percentage, will equal the following fraction:

Starting Price – Ending Price
Starting Price

provided that the price return will be subject to a maximum price return of 26%.

The starting price is $70.03, the settlement price of the then current front-month light, sweet crude oil futures contract traded on the NYMEX on the pricing date as reported on Reuters page 2CLc1.

The ending price will equal the settlement price of the then current front-month light, sweet crude oil futures contract traded on the NYMEX on the valuation date as reported on Reuters page 2CLc1 or any successor page.

If the settlement price of the then current front-month light, sweet crude oil futures contract traded on the NYMEX is not reported on Reuters page 2CLc1 but is published by the NYMEX, the settlement price will be determined by reference to the settlement price published by the NYMEX. If no settlement price is available on any business day because of a market disruption event or otherwise, the settlement price for that business day, unless deferred by the calculation agent as described below, will be the arithmetic mean, as determined by the calculation agent, of the settlement price of the then current front-month light, sweet crude oil futures contract traded on the NYMEX obtained from as many dealers in crude oil futures contract (which may include Citigroup Global Markets Inc. or any of our other affiliates), but not exceeding three such dealers, as will make such price available to the calculation agent. The determination of the settlement price by the calculation agent in the event of a market disruption event may be deferred by the calculation agent for up to five consecutive business days on which a market disruption event is occurring, but not past the business day prior to maturity.

For more specific information about the “supplemental return amount,” the “price return” and the determination of a “business day” and a “market disruption event,” please see “Description of the Notes—Supplemental Return Amount” in this pricing supplement.

Where Can I Find Examples of Hypothetical Maturity Payments?

For examples of hypothetical maturity payments, see “Description of the Notes—Hypothetical Maturity Payment Examples” in this pricing supplement.

What Will I Receive if I Sell the Notes Prior to Maturity?

You will receive 100% of the principal amount of your notes if you hold the notes at maturity. If you choose to sell your notes before maturity, you are not guaranteed to receive the full principal amount of the notes you sell. You should refer to the sections “Risk Factors Relating to the Notes—No Principal Protection Unless You

Hold the Notes to Maturity,” “—The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” and “—You May Not Be Able to Sell Your Notes if an Active Trading Market for the Notes Does Not Develop” in this pricing supplement for further information.

What is the Front-Month Light, Sweet Crude Oil Futures Contract?

An exchange-traded futures contract, such as the front-month light, sweet crude oil futures contract traded on the NYMEX, provides for the future purchase and sale of a specified type and quantity of a commodity – in this case, crude oil. The futures contract provides for a specified settlement month in which the commodity is to be delivered by the seller. A “front-month” contract is the contract next scheduled for settlement. For example, as of August 14, 2006, the front-month light, sweet crude oil futures contract is a contract for delivery of light, sweet crude oil in September 2006.

The front-month light, sweet crude oil futures contract trades in units of 1,000 barrels and the delivery point is Cushing, Oklahoma. The front-month light, sweet crude oil futures contract provides for delivery of several grades of domestic and internationally traded foreign crude oils. It may be settled by delivery of West Texas Intermediate, Low Sweet Mix, New Mexican Sweet, North Texas Sweet, Oklahoma Sweet or South Texas Sweet.

Please note that an investment in the notes does not entitle you to any ownership or other interest in a light, sweet crude oil futures contract and does not constitute exchange-traded futures contracts.

How Has the Front-Month Light, Sweet Crude Oil Futures Contract Performed Historically?

We have provided a table showing the high and low settlement prices of the front-month light, sweet crude oil futures contract for each quarterly period since the first quarter of 2001 and a graph showing the daily settlement prices of the front-month light, sweet crude oil futures contract from January 2, 2001 through August 30, 2006. You can find the table and the graph in the section “Description of the Front-month Crude Oil Futures Contract—Historical Data on the Front-month Crude Oil Futures Contract” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the front-month crude oil futures contract in recent years. However, past performance is not indicative of how the front-month crude oil futures contract will perform in the future. You should also refer to the section “Risk Factors Relating to the Notes—The Historical Performance of the Front-month Crude Oil Futures Contract Is Not an Indication of the Future Performance of the Front-month Crude Oil Futures Contract” in this pricing supplement.

Can You Tell Me More About the Effect of Citigroup Funding’s Hedging Activity?

We expect to hedge our obligations under the notes through one or more of our affiliates. This hedging activity will likely involve trading in the front-month light, sweet crude oil futures contract or in other instruments, such as options, swaps or futures, based on the front-month light, sweet crude oil futures contract or other crude oil futures contracts. The costs of maintaining or adjusting this hedging activity could affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. Moreover, this hedging activity may result in us or our affiliates receiving a profit, even if the market value of the notes declines. You should refer to “Risk Factors Relating to the Notes — The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement, “Risk Factors — Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and “Use of Proceeds and Hedging” in the accompanying prospectus.

Does ERISA Impose Any Limitations on Purchases of the Notes?

Employee benefit plans and other entities the assets of which are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974 or substantially similar federal, state or local laws (“ERISA-Type Plans”) will not be permitted to purchase or hold the notes. Plans that are not ERISA-Type Plans, such as individual retirement accounts, individual retirement annuities or Keogh plans, will be permitted to purchase or hold the notes, provided that each such plan will by its purchase be deemed to represent and warrant that none of Citigroup Global Markets Inc., its affiliates or any employee thereof manages the plan or provides advice that serves as a primary basis for the plan’s decision to purchase, hold or dispose of the notes. Please refer to the section “ERISA Matters” in this pricing supplement for further information.

What Are the U.S. Federal Income Tax Consequences of Investing in the Notes?

Because the notes are contingent payment debt obligations of Citigroup Funding, U.S. Holders of a note will be required to include original issue discount (“OID”) for U.S. federal income tax purposes in gross income on a constant yield basis over the term of the note, which yield will be assumed to be 5.215% per year, compounded semi-annually. This tax OID (computed at the assumed comparable yield) will be includible in a U.S. Holder’s gross income (as ordinary income) over the term of the note (although holders will receive no payments on the notes prior to maturity). The assumed comparable yield is based on a rate at which Citigroup Funding would issue a similar debt obligation with no contingent payments. The amount of the tax OID is calculated based in part on an assumed amount payable at maturity. This assumed amount is neither a prediction nor guarantee of the actual yield of, or payment to be made in respect of, a note. If the amount we actually pay at maturity is, in fact, less than this assumed amount, then a U.S. Holder will have recognized taxable income in periods prior to maturity that exceeds that holder’s economic income from holding the note during such periods (with an offsetting ordinary loss). If a U.S. Holder disposes of the note prior to maturity, the U.S. Holder will be required to treat any gain recognized upon the disposition of the note as ordinary income (rather than capital gain). You should refer to “Certain United States Federal Income Tax Considerations” in this pricing supplement for more information.

Will the Notes Be Listed on a Stock Exchange?

The notes will not be listed on any exchange.

Can You Tell Me More About Citigroup and Citigroup Funding?

Citigroup is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers. Citigroup Funding is a wholly-owned subsidiary of Citigroup whose business activities consist primarily of providing funds to Citigroup and its subsidiaries for general corporate purposes.

What Is the Role of Citigroup Funding’s and Citigroup’s Affiliates, Citigroup Global Markets and Citibank, N.A.?

Our affiliate, Citigroup Global Markets is the agent for the offering and sale of the notes. After the initial offering, Citigroup Global Markets and/or other of our affiliated dealers currently intends, but is not obligated, to buy and sell the notes to create a secondary market for holders of the notes, and may engage in other activities described in the section “Plan of Distribution” in this pricing supplement, the accompanying prospectus supplement and prospectus. However, neither Citigroup Global Markets nor any of these affiliates will be obligated to engage in any market-making activities, or continue those activities once it has started them.

Our affiliate, Citibank, N.A., will act as calculation agent for the notes. Potential conflicts of interest may exist between Citibank, N.A. as calculation agent and you as a holder of the notes.

Are There Any Risks Associated With My Investment?

Yes, the notes are subject to a number of risks. Please refer to the section “Risk Factors Relating to the Notes” in this pricing supplement.

RISK FACTORS RELATING TO THE NOTES

An investment in the notes entails significant risks not associated with similar investments in a conventional debt security, including, among other things, fluctuations in the settlement price of the front-month crude oil futures contract, and other events that are difficult to predict and beyond our control.

The Appreciation of Your Investment Will Be Capped and May Be Zero

The amount of the maturity payment will depend on the price return, which is determined by the ending price and starting price of the front-month light, sweet crude oil futures contract. If the ending price is lower than the starting price of $70.03, your participation in the decrease in the settlement price of the front-month crude oil futures contract may be limited due to the maximum price return of 26%. The maximum price return will operate to limit any decrease in the settlement price of the front-month crude oil futures contract in which you will participate to 26% of the principal amount of the notes. If the ending price of the front-month light, sweet crude oil futures contract is lower than the starting price by more than 26%, the appreciation on an investment in the notes will be less than the appreciation on an investment in an instrument that is directly linked to the decrease in the settlement price of the front-month crude oil futures contract but is not subject to a maximum price return.

In addition, if the ending price is greater than or equal to the starting price of $70.03, the payment you receive at maturity will be limited to the amount of your initial investment in the notes. This will be true even if the settlement price of the front-month light, sweet crude oil futures contract was below $70.03 at one or more times during the term of the notes, but the ending price on the valuation date is not less than $70.03.

No Principal Protection Unless You Hold the Notes to Maturity

You will be entitled to receive at least the full principal amount of your notes only if you hold the notes to maturity. The market value of the notes may fluctuate, and if you sell your notes in the secondary market prior to maturity you may receive less than your initial investment as the notes are not principal-protected prior to maturity.

The Yield on the Notes May Be Lower Than the Yield On a Standard Debt Security of Comparable Maturity

The notes do not pay any interest. As a result, if the ending price is higher than, equal to or only slightly lower than the starting price of $70.03, your maturity payment will be equal to or only slightly greater than your initial investment in the notes and the effective yield on your notes will be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding of comparable maturity.

Crude Oil Prices Are Highly Volatile and Affected by Many Complex Factors

Settlement prices of the crude oil futures contract are highly volatile. They are affected by numerous factors in addition to economic activity. These include political events, weather, labor activity, and especially direct government intervention, such as embargos, and supply disruptions in major producing or consuming regions such as the Middle East, the United States, Latin America and Russia. Such events tend to affect oil prices worldwide, regardless of the location of the event. The outcome of meetings of the Organization of Petroleum Exporting Countries can particularly affect world oil supply and oil prices. Market expectations about these events and speculative activity also cause prices to fluctuate. Oil prices have substantially increased in recent years and they may continue to rise during the term of the notes, thereby reducing the amount of the maturity payment and the value of the notes in the secondary market.

Furthermore, a significant proportion of world oil production capacity is controlled by a small number of producers which have implemented reductions in oil production and trade both historically and recently. Such reductions could increase oil prices and reduce the amount of the maturity payment and/or the value of the notes in the secondary market. In the event of sudden disruptions in the oil supply, such as those caused by war, accidents, weather or acts of terrorism, prices of oil futures contracts could become extremely volatile and unpredictable. In addition, the price of oil has on occasion been subject to very rapid and significant short-term changes due to speculative activities. If such activities result in an increase in oil prices, it may reduce the amount of the maturity payment and/or the value of the notes in the secondary market. Any changes in the policies or regulations of the NYMEX or other regulators could also affect the settlement price of the crude oil futures contract and, in turn reduce the amount of the maturity payment and/or the value of the notes in the secondary market.

The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest

We believe that the value of the notes in the secondary market will be affected by supply of and demand for the notes, the settlement price of the front-month crude oil futures contract and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the notes of a change in a specific factor, assuming all other conditions remain constant.

Price of the Front-Month Crude Oil Futures Contract. We expect that the market value of the notes at any given time will likely depend substantially on the changes, if any, in the settlement price of the front-month crude oil futures contract from the starting price of $70.03. If you choose to sell your notes when the settlement price is greater than $70.03, you may receive substantially less than the principal amount of your notes because of expectations that settlement price will continue to fluctuate between that time and the valuation date when the ending price is determined.

The settlement price will be influenced by complex and interrelated political, economic, financial and other factors that can affect the crude oil markets on which the front-month crude oil futures contracts are traded. These factors are described in more detail in “— Crude Oil Prices Are Highly Volatile and Affected by Many Complex Factors” above.

Volatility of the Front-Month Crude Oil Futures Contract. Volatility is the term used to describe the size and frequency of market fluctuations. If the expected volatility of the settlement price during the term of the notes changes, the market value of the notes may decrease.

Interest Rates. We expect that the market value of the notes will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the notes may decrease, and if U.S. interest rates decrease, the market value of the notes may increase.

Time Premium or Discount. As a result of a “time premium or discount,” the notes may trade at a value above or below that which would be expected based on the level of interest rates and the settlement price the longer the time remaining to maturity. A “time premium or discount” results from expectations concerning the settlement price during the period prior to the maturity of the notes. However, as the time remaining to maturity decreases, this time premium or discount may diminish, thereby increasing or decreasing the market value of the notes.

Hedging Activities. Hedging activities related to the notes by one or more of our affiliates will likely involve trading in the front-month light, sweet crude oil futures contract or in the other instruments, such as options, swaps or futures, based upon the front-month light, sweet crude oil futures contract or other crude oil contracts. This hedging activity could affect the market value of the notes. It is possible that we or our affiliates may profit from our hedging activity, even if the market value of the notes declines. Profit or loss from this hedging activity could affect the price at which Citigroup Funding’s affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market.

Citigroup Funding and Citigroup’s Credit Ratings, Financial Condition and Results. Actual or anticipated changes in our credit ratings, financial condition or results or those of Citigroup may affect the market value of the notes. The notes are subject to the credit risk of Citigroup, the guarantor of any payments due on the notes.

We want you to understand that the impact of one of the factors specified above, such as an increase in interest rates, may offset some or all of any change in the market value of the notes attributable to another factor, such as a decrease in the settlement price.

The Historical Performance of the Front-Month Crude Oil Futures Contract Is Not an Indication of the Future Performance of the Front-Month Crude Oil Futures Contract

The historical performance of the front-month crude oil futures contract, which is included in this pricing supplement, should not be taken as an indication of the future performance of the front-month crude oil futures contract during the term of the notes. Changes in the settlement price will affect the trading price of the notes, but it is impossible to predict whether the settlement price will rise or fall.

You Will Not Have Any Rights with Respect to the Front-Month Crude Oil Futures Contract

You will not own or have any beneficial or other legal interest in, and will not be entitled to any rights with respect to, the front-month crude oil futures contract. The notes are debt securities issued by Citigroup Funding, not crude oil futures contracts and they are not regulated as exchange-traded futures contracts by the Commodity Futures Trading Commission (“CFTC”) or any other organization. An investment in the notes does not constitute either an investment in the front-month crude oil futures contract or in a collective investment vehicle that trades in the front-month crude oil futures contract.

You May Not Be Able to Sell Your Notes If an Active Trading Market for the Notes Does Not Develop

The notes have not been and will not be listed on any exchange. There is currently no secondary market for the notes. Citigroup Global Markets and/or other of Citigroup Funding’s affiliated dealers currently intend, but are not obligated, to make a market in the notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the notes. If the secondary market for the notes is limited, there may be few buyers should you choose to sell your notes prior to maturity and this may reduce the price you receive.

Citibank, N.A. Is the Calculation Agent, Which Could Result in a Conflict of Interest

Citibank, N.A., which is acting as the calculation agent for the notes, is an affiliate of ours. As a result, Citibank, N.A.’s duties as calculation agent, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to you, may conflict with its interest as an affiliate of ours.

DESCRIPTION OF THE NOTES

The description in this pricing supplement of the particular terms of the notes supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the debt securities set forth in the accompanying prospectus and prospectus supplement.

General

The Principal-Protected Notes Based Upon the Crude Oil Price Due 2008 (the “Notes”) are commodity-linked securities issued by Citigroup Funding Inc. that have a maturity of approximately two years. The Notes pay an amount at maturity that will depend on the percentage change in the settlement price of the then current front-month light, sweet crude oil futures contract traded on the NYMEX (the “Settlement Price”) from the Pricing Date to the Valuation Date. The Settlement Price on the Pricing Date is $70.03. If the Settlement Price on the Valuation Date is greater than or equal to $70.03, the payment you receive at maturity will equal your initial investment in the Notes. If the Settlement Price on the Valuation Date is less than $70.03, the payment you receive at maturity will be greater than your initial investment in the Notes. However, because the maximum Price Return limits the Supplemental Return Amount you can receive at maturity to 26% of the principal amount of the Notes, in no circumstances will the payment you receive at maturity be more than $1,260 per Note.

The Notes are a series of debt securities issued by Citigroup Funding under the senior debt indenture described in the accompanying prospectus supplement and prospectus and any payments due under the Notes are fully and unconditionally guaranteed by Citigroup. The aggregate principal amount of Notes issued will be US$3,500,000 (3,500 Notes). The Notes will mature on September 5, 2008, will constitute part of the senior debt of Citigroup Funding, and will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding. The guarantee of any payments due under the Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup. The Notes will be issued only in fully registered form and in denominations of US$1,000 per Note and integral multiples thereof.

Reference is made to the accompanying prospectus supplement and prospectus for a detailed summary of additional provisions of the Notes and of the senior debt indenture under which the Notes will be issued.

Interest

We will not make any periodic payments of interest on the Notes or any other payments on the Notes until maturity.

Payment at Maturity

The Notes will mature on September 5, 2008. You will receive at maturity, for each US$1,000 principal amount of Notes you hold, an amount in cash equal to US$1,000 plus a Supplemental Return Amount, which may be positive or zero.

Supplemental Return Amount

The Supplemental Return Amount will be based on the amount by which the Starting Price exceeds the Ending Price, expressed as a percentage. The Supplemental Return Amount will equal the product of (a) $1,000 and (b) the Price Return, provided that the Supplemental Return Amount will not be less than zero.

The “Price Return,” which is presented in this pricing supplement as a percentage, will equal the following fraction:

Starting Price – Ending Price
Starting Price

provided that the Price Return will be subject to a maximum Price Return of 26%.

The “Starting Price” is $70.03, the settlement price of the then current front-month light, sweet crude oil futures contract traded on the NYMEX on the Pricing Date as reported on Reuters page 2CLc1.

The “Ending Price” will equal the settlement price of the then current front-month light, sweet crude oil futures contract traded on the NYMEX on the Valuation Date as reported on Reuters page 2CLc1 or any successor page.

The “Pricing Date” means the date of this pricing supplement.

The “Valuation Date” will be the second Business Day before the maturity date.

If the settlement price of the then current front-month light, sweet crude oil futures contract traded on the NYMEX is not reported on Reuters page 2CLc1 but is published by the NYMEX, the settlement price will be determined by reference to the settlement price as published by the NYMEX. If no settlement price is available on any Business Day because of a Market Disruption Event or otherwise, the settlement price for that Business Day, unless deferred by the calculation agent as described below, will be the arithmetic mean, as determined by the calculation agent, of the settlement price of the then current front-month light, sweet crude oil futures contract traded on the NYMEX obtained from as many dealers in crude oil futures contract (which may include Citigroup Global Markets or any of our other affiliates), but not exceeding three such dealers, as will make such price available to the calculation agent. The determination of the settlement price by the calculation agent in the event of a Market Disruption Event may be deferred by the calculation agent for up to five consecutive Business Days on which a market disruption event is occurring, but not past the Business Day prior to maturity.

“Business Day” means any day on which the NYMEX is open for trading and the settlement price of the front-month light, sweet crude oil futures contract is calculated and published.

A “Market Disruption Event” means, as determined by the calculation agent in its sole discretion, the occurrence or existence of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by any relevant exchange or market or otherwise) of, or the unavailability through a recognized system of public dissemination of transaction information, for a period longer than two hours, or during the one-half hour period preceding the close of trading, on the applicable exchange or market, of accurate price, volume or related information in respect of (a) the front-month light, sweet crude oil futures contract or (b) any options or futures contracts, or any options on such futures contracts relating to the light, sweet crude oil futures contract on any exchange or market if, in each case, in the determination of the calculation agent, any such suspension, limitation or unavailability is material.

Hypothetical Maturity Payment Examples

The examples of hypothetical maturity payments set forth below are intended to illustrate the effect of different Ending Prices of the front-month crude oil futures contract on the amount payable on the Notes at maturity. All of the hypothetical examples are based on the following assumptions:

• Issue Price: $1,000 per Note	• Maximum Price Return: 26%
• Starting Price: $75.00	• Term of the Notes: 2 years

As demonstrated by the examples below, if the Price Return is 0.00% or less, you will receive an amount at maturity equal to $1,000 per Note, the amount of your initial investment in the Notes. If the Price Return is greater than 0.00%, you will receive an amount at maturity that is greater than your initial investment in the Notes.

The following examples are for purposes of illustration only. The actual maturity payment will depend on the actual Supplemental Return Amount which, in turn, will depend on the actual Starting Price ($70.03), Ending Price and the maximum Price Return (26%).

Ending Price	Percentage Change from Starting Price to Ending Price	Price Return	Supplemental Return Amount(1)	Maturity Payment(2)	Total Return on the Notes	Annualized Return on the Notes(3)
$20	-73.33%	26.00%	$260	$1,260	26.00%	12.25%
$25	-66.67%	26.00%	$260	$1,260	26.00%	12.25%
$30	-60.00%	26.00%	$260	$1,260	26.00%	12.25%
$35	-53.33%	26.00%	$260	$1,260	26.00%	12.25%
$40	-46.67%	26.00%	$260	$1,260	26.00%	12.25%
$45	-40.00%	26.00%	$260	$1,260	26.00%	12.25%
$50	-33.33%	26.00%	$260	$1,260	26.00%	12.25%
$55	-26.67%	26.00%	$260	$1,260	26.00%	12.25%
$60	-20.00%	20.00%	$200	$1,200	20.00%	9.54%
$65	-13.33%	13.33%	$133	$1,133	13.33%	6.46%
$70	-6.67%	6.67%	$67	$1,067	6.67%	3.28%
$75	0.00%	0.00%	$0	$1,000	0.00%	0.00%
$80	6.67%	-6.67%	$0	$1,000	0.00%	0.00%
$85	13.33%	-13.33%	$0	$1,000	0.00%	0.00%
$90	20.00%	-20.00%	$0	$1,000	0.00%	0.00%
$95	26.67%	-26.67%	$0	$1,000	0.00%	0.00%
$100	33.33%	-33.33%	$0	$1,000	0.00%	0.00%
$105	40.00%	-40.00%	$0	$1,000	0.00%	0.00%
$110	46.67%	-46.67%	$0	$1,000	0.00%	0.00%
$115	53.33%	-53.33%	$0	$1,000	0.00%	0.00%
$120	60.00%	-60.00%	$0	$1,000	0.00%	0.00%
$125	66.67%	-66.67%	$0	$1,000	0.00%	0.00%
$130	73.33%	-73.33%	$0	$1,000	0.00%	0.00%

(1)	Supplemental Return Amount = $1,000 x Price Return, provided that the Supplemental Return Amount will not be less than zero
(2)	Maturity payment = $1,000 + Supplemental Return Amount
(3)	Compounded annually

Redemption at the Option of the Holder; Defeasance

The Notes are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities—Defeasance.”

Default Interest Rate

In case of default in payment at maturity of the Notes, the Notes shall bear interest, payable upon demand of the beneficial owners of the Notes in accordance with the terms of the Notes, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of 5.75% per annum on the unpaid amount due. Such rate shall be determined by the calculation agent. If default interest is required to be calculated for a period of less than one year, it will be calculated on the basis of the actual number of days elapsed and a 360-day year consisting of twelve 30-day months.

Paying Agent and Trustee

Citibank, N.A. will serve as paying agent and registrar for the Notes and will also hold the global security representing the Notes as custodian for DTC. JPMorgan Chase Bank, N.A., as trustee under an indenture dated as of June 1, 2005, will serve as trustee for the Notes.

Calculation Agent

The calculation agent for the Notes will be Citibank, N.A. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup and the holders of the Notes. Because the calculation agent is an affiliate of Citigroup Funding and Citigroup, potential conflicts of interest may exist between the calculation agent and the holders of the Notes, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to holders of the Notes. Citibank, N.A. is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment.

DESCRIPTION OF THE FRONT-MONTH CRUDE OIL FUTURES CONTRACT

General

The Supplemental Return Amount, if any, will be determined by reference to the settlement price of the front-month light, sweet crude oil futures contract traded on the NYMEX. We have derived all information regarding the front-month crude oil futures contract and the NYMEX from publicly available sources without independent verification. Such information reflects the policies of, and is subject to change without notice by, the NYMEX. We make no representation or warranty as to the accuracy or completeness of such information.

The Futures Markets

An exchange-traded futures contract, such as the light, sweet crude oil futures contract traded on the NYMEX, provides for the future purchase and sale of a specified type and quantity of a commodity. The contract provides for a specified settlement month in which the commodity is to be delivered by the seller.

Futures contracts are traded on organized exchanges such as the NYMEX, known as “contract markets,” through the facilities of a centralized clearing house and a brokerage firm which is a member of the clearing house. The clearing house guarantees the performance of each clearing member which is a party to a futures contract by, in effect, taking the opposite side of the transaction. At any time prior to the expiration of a futures contract, subject to the availability of a liquid secondary market, a contract holder may elect to close out its position (either long or short) by taking an opposite position on the exchange on which the position is held. This operates to terminate the position and fix the contract holder’s profit or loss.

U.S. futures markets, as well as brokers and market participants, are subject to regulation by the CFTC. Because the Notes do not constitute regulated futures contracts or investments in regulated futures contracts, holders of the Notes will not benefit from any clearing house guarantees, as discussed above, or the regulatory protections of the CFTC.

The New York Mercantile Exchange

The NYMEX is the largest exchange in the world for the trading of energy futures and options contracts, including contracts for crude oil, unleaded gasoline, heating oil and natural gas. The NYMEX conducts trading in its futures contracts through an open-outcry trading floor during the trading day and after hours through an Internet-based electronic platform.

The Front-Month Light, Sweet Crude Oil Futures Contract

The front-month light, sweet crude oil futures contract trades in units of 1,000 barrels and the delivery point is Cushing, Oklahoma. The contract provides for delivery of several grades of domestic and internationally traded foreign crude oils. It may be settled by delivery of West Texas Intermediate, Low Sweet Mix, New Mexican Sweet, North Texas Sweet, Oklahoma Sweet or South Texas Sweet.

A “front-month” contract is the contract next scheduled for delivery. For example, as of August 14, 2006, the front-month light, sweet crude oil futures contract is the September 2006 futures contract, which is a contract for delivery of light, sweet crude oil in September 2006.

The following summarizes selected specifications relating to light, sweet crude oil futures contracts as traded on the NYMEX:

Trading Unit: 1,000 U.S. barrels (42,000 gallons).

Price Quotation: U.S. dollars and cents per barrel.

Minimum Price Fluctuation: $.01 per barrel ($10.00 per contract).

Maximum Daily Price Fluctuation: $10.00 per barrel ($10,000 per contract). If any contract is traded, bid, or offered at the limit for five minutes, trading is halted for five minutes. When trading resumes, the limit is expanded by $10.00 per barrel in either direction. If another halt were triggered, the market would continue to be expanded by $10.00 per barrel in either direction after each successive five-minute trading halt. There is no maximum price fluctuation limit during any one trading session.

Last Trading Day: Trading terminates at the close of business on the third business day prior to the 25th calendar day of the month preceding the delivery month. If the 25th calendar day of the month is a non-business day, trading shall cease on the third business day prior to the business day preceding the 25th calendar day. For example, trading for the August 2006 futures contract, which is a contract for delivery of light, sweet crude oil in August 2006, ended on July 20, 2006.

Deliverable Grades: Specific domestic crudes with 0.42% sulfur by weight or less, not less than 37° API gravity nor more than 42° API gravity. The following domestic crude streams are deliverable: West Texas Intermediate, Low Sweet Mix, New Mexican Sweet, North Texas Sweet, Oklahoma Sweet, South Texas Sweet. Specific foreign crudes of not less than 34° API nor more than 42° API. The following foreign streams are deliverable: U.K. Brent and Forties, for which the seller shall receive a $.30 per barrel discount below the final settlement price; Norwegian Oseberg Blend is delivered at a $.55-per-barrel discount; Nigerian Bonny Light, Qua Iboe, and Colombian Cusiana are delivered at $.15 premiums.

NYMEX Disclaimer

The Notes are not sponsored, endorsed, sold or promoted by NYMEX. NYMEX makes no representation or warranty, express or implied, to the purchasers of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the NYMEX commodity futures prices to track general commodity market performance. NYMEX has no relationship to Citigroup Funding and NYMEX commodity futures prices are determined, composed and calculated by NYMEX without regard to any of Citigroup Funding or the Notes. NYMEX has no obligation to take the needs of Citigroup Funding or the owners of the Notes into consideration in determining, composing or calculating any NYMEX commodity futures settlement price. NYMEX is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. NYMEX has no obligation or liability in connection with the administration, marketing or trading of the Notes.

NYMEX does not guarantee the quality, accuracy and/or completeness of (i) the statements made herein or in any other materials used to describe, market and/or sell the Notes, or (ii) the NYMEX commodity futures prices used in computing the return on the Notes. NYMEX makes no warranty, express or implied, as to results to be obtained by Citigroup Funding, owners of the Notes, or any other person or entity from the use of the NYMEX commodity futures prices included therein or for any other use. NYMEX makes no express or implied warranties, and hereby expressly disclaims all warranties of merchantability or fitness for a particular purpose or use with respect to the NYMEX commodity futures prices used in computing the return on the Notes and is not liable for any error or omission in any price used in connection with the Notes. Without limiting any of the foregoing, in no event shall NYMEX have any liability for any special, punitive, indirect, or consequential damages (including lost profits), even if notified of the possibility of such damages.

Historical Data on the Front-Month Crude Oil Futures Contract

The following table sets forth, for each of the quarterly periods indicated, the high and low settlement price of the front-month light, sweet crude oil futures contract traded on the NYMEX, as reported by Reuters. These historical data on the front-month crude oil futures contract are not indicative of the future performance of the front-month crude oil futures contract or what the value of the Notes may be. Any historical upward or downward trend in the settlement price of the front-month crude oil futures contract during any period set forth below is not an indication that the settlement price of the front-month crude oil futures contract is more or less likely to increase or decrease at any time during the term of the Notes.

	High	Low
2001
Quarter
First	$32.19	$25.96
Second	29.98	25.56
Third	29.53	21.81
Fourth	23.34	17.45
2002
Quarter
First	26.31	17.97
Second	29.36	23.47
Third	30.77	26.07
Fourth	32.72	25.19
2003
Quarter
First	37.83	26.91
Second	32.36	25.24
Third	32.39	26.96
Fourth	33.71	28.47
2004
Quarter
First	38.18	32.48
Second	42.33	34.27
Third	49.90	38.39
Fourth	55.17	40.71
2005
Quarter
First	56.72	42.12
Second	60.54	46.80
Third	69.81	56.72
Fourth	65.47	56.14
2006
Quarter
First	68.35	57.65
Second	75.17	66.23
Third (through August 30, 2006)	77.03	69.71

The settlement price of the front-month light, sweet crude oil futures contract traded on the NYMEX on August 30, 2006 was $70.03.

The following graph illustrates the historical performance of the front-month light, sweet crude oil futures contract traded on the NYMEX based on the daily settlement price thereof from January 2, 2001 through August 30, 2006. Past movements of the crude oil futures contract are not indicative of future settlement prices of the front-month crude oil futures contract.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income tax considerations that may be relevant to a beneficial owner of a Note that is a citizen or resident of the United State or a domestic corporation or otherwise subject to U.S. federal income tax on a net income basis in respect of a Note (a “U.S. Holder”). All references to “holders” (including U.S. Holders) are to beneficial owners of the Notes. This summary is based on U.S. federal income tax laws, regulations rulings and decisions in effect as of the date of this pricing supplement, all of which are subject to change at any time (possibly with retroactive effect).

This summary addresses the U.S. federal income tax consequences to U.S. Holders who are initial holders of the Notes and who will hold the Notes as capital assets. This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its individual investment circumstances or to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, financial institutions, insurance companies, tax-exempt organizations, taxpayers holding the Notes as part of a “straddle,” hedge,” “conversion transaction,” “synthetic security” or other integrated investment. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

Investors should consult their own tax advisors in determining the tax consequences to them of holding the Notes, including the application to their particular situation of the U.S. federal income tax considerations discussed below.

Tax Characterization of the Notes

Citigroup Funding will treat each Note for U.S. federal income tax purposes as a single debt instrument issued by Citigroup Funding that is subject to United States Treasury regulations governing contingent debt instruments (the “Contingent Debt Regulations”). Moreover, each holder, by accepting a Note, agrees to this treatment of the Note and to report all income (or loss) with respect to the Note in accordance with the Contingent Debt Regulations. The remainder of this summary assumes the treatment of each Note as a single debt instrument subject to the Contingent Debt Regulations and the holder’s agreement thereto.

United States Holders

Taxation of Interest. A U.S. Holder of a Note will recognize income (or loss) on a Note in accordance with the Contingent Debt Regulations. The Contingent Debt Regulations require the application of a “noncontingent bond method” to determine accruals of income, gain, loss and deductions with respect to a contingent debt obligation. As described in more detail in the second and third succeeding paragraphs, under the noncontingent bond method, a U.S. Holder of a Note will be required for tax purposes to include in income each year an accrual of interest at the annual computational rate of 5.215% compounded semi-annually (the “comparable yield”). The comparable yield is based on a rate at which Citigroup Funding could issue a fixed rate debt instrument with terms comparable to those of the Notes and no contingent payments. Solely for purposes of determining the comparable yield pursuant to the Contingent Debt Regulations, a U.S. Holder of a Note will be assumed to be entitled to receive, in respect of each Note, a payment of US$1,108.46 at maturity (the “Projected Payment Amount”). The Projected Payment Amount is calculated as the amount required to produce the comparable yield, taking into account the Note’s issue price.

The comparable yield and the Projected Payment Amount are used to determine accruals of interest FOR TAX PURPOSES ONLY and are not assurances or predictions by Citigroup Funding with respect to the actual yield of or payment to be made in respect of a Note. The comparable yield and the Projected Payment Amount do not necessarily represent Citigroup Funding’s expectations regarding such yield or the amount of such payment.

Each note will be issued at par. However, there will be original issue discount for U.S. federal income tax purposes (“Tax OID”) because a U.S. Holder must accrue income at the comparable yield. Under the Tax OID rules of the Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury regulations promulgated thereunder, a U.S. Holder of a Note, whether such holder uses the cash or the accrual method of tax accounting, will be required to include as ordinary interest income the sum of the “daily portions” of Tax OID on the Note for all days during the taxable year that the U.S. Holder owns the Note. As a result, U.S. Holders of Notes, including U.S. Holders that employ the cash method of tax accounting, will be required to include amounts in respect of Tax OID accruing on Notes in taxable income each year although holders will receive no payments on the notes prior to maturity.

The daily portions of Tax OID on a Note are determined by allocating to each day in any accrual period a ratable portion of the Tax OID allocable to that accrual period. In the case of an initial holder, the amount of Tax OID on a Note allocable to each accrual period is determined by multiplying the “adjusted issue price” (as defined below) of a Note at the beginning of the accrual period by the comparable yield of a Note (appropriately adjusted to reflect the length of the accrual period). The “adjusted issue price” of a Note at the beginning of any accrual period will generally be the sum of its issue price and the amount of Tax OID allocable to all prior accrual periods, less the amount of any payments made in all prior accrual periods. Based upon the comparable yield, if a U.S. Holder that employs the accrual method of tax accounting and pays taxes on a calendar year basis buys a Note at original issue for US$1,000 and holds it until maturity, such holder will be required to pay taxes on the following amounts of ordinary income from the Note for each of the following periods: US$16.51 in 2006; US$53.70 in 2007; and US$38.25 in 2008 (adjusted as described in the second paragraph below).

Disposition of the Notes.    When a U.S. Holder sells, exchanges or otherwise disposes of Note (including upon repayment of the Note at maturity) (a “disposition”), the U.S. Holder’s gain (or loss) on such disposition will equal the difference between the amount received by the U.S. Holder for the Note and the U.S. Holder’s tax basis in the Note. A U.S. Holder’s tax basis (i.e., adjusted cost) in a Note will be equal to the U.S. Holder’s original purchase price for such Note, plus any Tax OID accrued by the U.S. Holder and less the amount of any payments received by the holder while holding the Note.

If the amount received on the Note at maturity exceeds the Projected Payment Amount, the U.S. Holder will be required to include any such excess in income as ordinary income. Alternatively, if the amount received at maturity is less than the Projected Payment Amount, the difference between the Projected Payment Amount and the amount received at maturity will be treated as an offset to any interest otherwise includible in income by the U.S. Holder with respect to the Note for the taxable year in which maturity occurs, but only to the extent of the amount of such includible interest. Any remaining portion of such shortfall may be recognized and deducted by the U.S. Holder as an ordinary loss to the extent of the U.S. Holder’s previous Tax OID inclusions with respect to the Note.

On a disposition of a Note other than repayment of a Note at maturity, any gain realized by a U.S. Holder will be treated as ordinary interest income. Any loss realized by a U.S. Holder on a disposition will be treated as an ordinary loss to the extent of the U.S. Holder’s Tax OID inclusions with respect to the Note up to the date of disposition. Any loss realized in excess of such amount generally will treated as a capital loss.

An individual U.S. Holder generally will be allowed a deduction for any ordinary loss without regard to the two-percent miscellaneous itemized deduction rule of Section 67 of the Code. Any capital loss recognized by a U.S. Holder will be a long-term capital loss if such U.S. Holder has held such Note for more than one year, and a short-term capital loss in other cases.

Information Reporting and Backup Withholding. Information returns may be required to be filed with the IRS relating to payments made to a particular U.S. Holder of Notes. In addition, U.S. Holders may be subject to backup withholding tax on such payments if they do not provide their taxpayer identification numbers to the trustee in the manner required, fail to certify that they are not subject to backup withholding tax, or otherwise fail to comply with applicable backup withholding tax rules. U.S. Holders may also be subject to information reporting and backup withholding tax with respect to the proceeds from a sale, exchange, retirement or other taxable disposition of the Notes.

Non-United States Persons

The following is a summary of certain U.S. federal income tax consequences that will apply to Non-U.S. Holders of the Notes. The term “Non-U.S. Holder” means a beneficial owner of a Note that is a foreign corporation or nonresident alien.

Non-U.S. Holders should consult their own tax advisors to determine the U.S. federal, state and local and any foreign tax consequences that may be relevant to them.

Payment with Respect to the Notes. All payments on the Notes made to Non-U.S. Holder, and any gain realized on a sale, exchange or redemption of the Notes, will be exempt from U.S. income and withholding tax, provided that:

(i) such Non-U.S. Holder does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of the Citigroup Funding’s stock entitled to vote, and is not a controlled foreign corporation related, directly or indirectly, to Citigroup Funding through stock ownership;

(ii) the beneficial owner of a Note certifies on Internal Revenue Services Form W-8BEN (or successor form), under penalties of perjury, that is not a U.S. person and provides its name and address or otherwise satisfies applicable documentation requirements; and

(iii) such payments and gains are not effectively connected with the conduct by such Non-U.S. Holder to a trade or business in the United States.

If a Non-U.S. Holder of the Notes is engaged in a trade or business in the United States, and if interest on the Notes is effectively connected with the conduct of such trade or business, the Non-U.S. Holder, although exempt from the withholding tax discussed in the preceding paragraphs, generally will be subject to regular U.S. federal income tax on interest and on any gain realized on the sale, exchange or redemption of the Notes in the same manner as if it were U.S. Holder. In lieu of the certificate described in clause (ii) of the second preceding paragraph, such a Non-U.S. Holder will be required to provide to the withholding agent a properly executed Internal Revenue Service Form W-8ECI (or successor form) in order to claim an exemption from withholding tax.

Information Reporting and backup Withholding. In general, a Non-U.S. Holder generally will not be subject to backup withholding and information reporting with respect to payments made with respect to the Notes if such Non-U.S. Holder has provided Citigroup Funding with an Internal Revenue service Form W-8BEN described above and Citigroup Funding does not have actual knowledge or reason to know that such Non-U.S. Holder is a U.S. person. In addition, no backup withholding will be required regarding the proceeds of the sale of the Notes made within the United States or conducted through certain U.S. financial intermediaries if the payor receives the statement described above and does not have actual knowledge or reason to know that the Non-U.S. Holder is a U.S. person or the Non-U.S. Holder otherwise establishes an exemption.

PLAN OF DISTRIBUTION

The terms and conditions set forth in the Global Selling Agency Agreement dated April 20, 2006 among Citigroup Funding, Citigroup and the agents named therein, including Citigroup Global Markets, govern the sale and purchase of the Notes.

Citigroup Global Markets, as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets, US$3,500,000 principal amount of Notes (3,500 Notes), any payments due on which are fully and unconditionally guaranteed by Citigroup. Citigroup Global Markets proposes to offer some of the Notes directly to the public at the public offering price set forth on the cover page of this pricing supplement and some of the Notes to certain dealers at the public offering price less a concession not to exceed $15.00 per Note. Citigroup Global Markets may allow, and these dealers may reallow, a concession not to exceed $15.00 per Note on sales to certain other dealers.

The Notes will not be listed on any exchange.

In order to hedge its obligations under the Notes, Citigroup Funding expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factor Relating to the Notes—The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement, “Risk Factors—Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers. Client accounts over which Citigroup or its affiliates have investment discretion are not permitted to purchase the Notes, either directly or indirectly.

To the extent the offer of any Notes is made in any Member State of the European Economic Area that has implemented the European Council Directive 2003/71/EC (such Directive, together with any applicable implementing measures in the relevant home Member State under such Directive, the “Prospectus Directive”) before the date of publication of a valid prospectus in relation to the Notes which has been approved by the competent authority in that Member State in accordance with the Prospectus Directive (or, where appropriate, published in accordance with the Prospectus Directive and notified to the competent authority in that Member State in accordance with the Prospectus Directive), the offer (including any offer pursuant to this document) is only addressed to qualified investors in that Member State within the meaning of the Prospectus Directive or has been or will be made otherwise in circumstances that do not require the Citigroup Funding to publish a prospectus pursuant to the Prospectus Directive.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The Notes will only be available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

The Notes are being offered globally for sale in the United States, Europe, Asia and elsewhere where it is lawful to make such offers.

Purchasers of the Notes may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the issue price set forth on the cover page of this document.

The agent or dealer has agreed that it will not offer, sell or deliver any of the Notes, directly or indirectly, or distribute this pricing supplement or the accompanying prospectus supplement or prospectus or any other offering material relating to the Notes, in or from any jurisdiction, except when to the best knowledge and belief of the agent or dealer it is permitted under applicable laws and regulations. In so doing, the agent or dealer will not impose any additional obligations on Citigroup Funding.

The agent or dealer has represented and agreed that:

•	in relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (“Relevant Implementation Date”) it has not made and will not make an offer of Notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Notes to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c)	in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Notes to the public” in relation to any Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State;

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the Notes in circumstances in which Section 21(1) of the FSMA does not apply to Citigroup Funding or Citigroup;

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom;

•	it is not making an offer of the Notes in Hong Kong, by means of any document, other than 1) to persons whose ordinary business it is to buy or sell shares or debentures (whether as principal or agent), 2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the “SFO”) and any rules thereunder, or 3) in other circumstances which do not result in this document being a “prospectus” as defined in the Hong Kong Companies Ordinance (Chapter 32 of the Laws of Hong Kong) (the “CO”) or which do not constitute an offer to the public within the meaning of the CO. There is no advertisement, invitation or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the SFO and any rules thereunder;

•

it has not registered this document as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of the Singapore Statutes (the “Securities and Futures Act”).

Accordingly, this document and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes will not be circulated or distributed, nor will the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than in circumstances where the registration of a prospectus is not required and only (1) to an institutional investor or other person falling within section 274 of the Securities and Futures Act, (2) to a “relevant person” (as defined in section 275 of the Securities and Futures Act) or to any person pursuant to section 275(1A) of the Securities and Futures Act and in accordance with the conditions specified in section 275 of the Securities and Futures Act, or (3) pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act. It will advise any person receiving a copy of this document that no person may treat the same as constituting any invitation to him/her, unless in the relevant territory such an invitation could be lawfully made to him/her without compliance with any registration or legal requirements or where such registration or other legal requirements have been satisfied. Each of the following relevant persons specified in Section 275 of the Securities and Futures Act who has subscribed for or purchased Notes, namely a person who is:

(a)	a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor,

should note that shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the notes under Section 275 of the Securities and Futures Act except:

(i)	to an institutional investor under Section 274 of the Securities and Futures Act or to a relevant person, or any person pursuant to Section 275(1A) of the Securities and Futures Act, and in accordance with the conditions, specified in Section 275 of the Securities and Futures Act;

(ii)	where no consideration is given for the transfer; or

(iii)	by operation of law;

•	it will not offer or sell any Notes directly or indirectly in Japan or to, or for the benefit of, any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person except under circumstances which will result in compliance with all applicable laws, regulations and guidelines promulgated by the relevant governmental and regulatory authorities in effect at the relevant time. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan;

•	it is aware of the fact that no securities prospectus (Wertpapierprospekt) under the German Securities Prospectus Act (Wertpapierprospektgesetz, the “Prospectus Act”) has been or will be published in respect of the Notes in the Federal Public of Germany and that it will comply with the Prospectus Act and all other laws and regulations applicable in the Federal Republic of Germany governing the issue, offering and sale of the Notes; and

•

no Notes have been offered or sold and will be offered or sold, directly or indirectly, to the public in France except to qualified investors (investisseurs qualifiés) and/or to a limited circle of investors (cercle restreint d’investisseurs) acting for their own account as defined in article L. 411-2 of the French Code Monétaire et Financier and applicable regulations thereunder; and that the direct or indirect resale to the public in France of any Notes acquired by any qualified investors (investisseurs qualifiés) and/or any investors belonging to a limited circle of investors (cercle restreint d’investisseurs) may be made only as provided by articles L. 412-1 and L. 621-8 of the French Code of Monétaire et Financier and applicable regulations thereunder; and that none of the pricing supplement, the prospectus supplement, the prospectus or any other offering materials relating to the Notes has been released, issued or distributed to the public in France except to qualified investors (investisseurs qualifiés) and/or to a limited circle of investors (circle restreint d’investisseurs) mentioned above.

ERISA MATTERS

Each purchaser of the Notes or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the Notes through and including the date of disposition of such Notes that (a) it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of 29 C.F.R. 2510.3-101 or otherwise, or (iii) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA ((i), (ii) and (iii) collectively, “ERISA-Type Plans”); and (b) if it is a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended, that is not an ERISA-Type Plan (for example, individual retirement accounts, individual retirement annuities or Keogh plans), none of Citigroup Global Markets, its affiliates or any employee thereof manages the plan or provides advice that serves as a primary basis for the plan’s decision to purchase, hold or dispose of the Notes. The disclosure in this section replaces the disclosure contained in the section “ERISA Matters” in the accompanying prospectus supplement.

You should rely only on the information contained or incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained or incorporated by reference in this pricing supplement is accurate as of any date other than the date on the front of the document.

Citigroup Funding Inc.

Medium-Term Notes, Series D

US$3,500,000 principal amount

Principal-Protected Notes Based Upon the Crude Oil Price

Due September 5, 2008

(US$1,000 Principal Amount per Note)

Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed

by Citigroup Inc.

Pricing Supplement

August 30, 2006

(Including Prospectus Supplement dated

April 13, 2006 and Prospectus dated

March 10, 2006)

Citigroup